Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 4

DATED SEPTEMBER 22, 2009

TO THE PROSPECTUS DATED MAY 19, 2009

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009, Supplement No. 1 dated May 19, 2009, Supplement No. 2 dated August 17, 2009 and Supplement No. 3 dated September 10, 2009.  Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose among other things, the following:

•                  status of the offering; and

•                  recent acquisitions and financings.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through September 18, 2009, we have accepted investors’ subscriptions to this public offering and issued approximately 26.42 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $264.00 million.  We have approximately 174.12 million shares remaining for sale in the primary portion of our public offering and 49.46 million shares remaining for sale in the distribution reinvestment plan.

Acquisitions and Financings

The following information supplements the section entitled “Portfolio Investments” beginning on page 5 of Supplement No.1, dated May 19, 2009.

The Gallery at NoHo Commons

On September 17, 2009, we acquired, through a wholly owned subsidiary of our operating partnership, a multifamily community known as the Gallery at NoHo Commons, located in Los Angeles, California (“NoHo Commons”), from an unaffiliated seller, SF NO HO LLC, a California limited liability company.  NoHo Commons is a 438-unit multifamily community located on an approximately 5.3-acre site with amenities, including, but not limited to, a resort-style swimming pool, a fitness center and a recording studio.  As of September 13, 2009, NoHo Commons was approximately 88% occupied.  The purchase price for NoHo Commons was $96.0 million, excluding closing costs.  We funded the acquisition of NoHo Commons from proceeds of our initial public offering but may later place mortgage debt on the community.

The operation of NoHo Commons is governed, in part, by a number agreements with the City of Los Angeles and other local government agencies, including an Owner Participation Agreement (“OPA”) with the California Redevelopment Agency (the “CRA”), which we assumed in connection with our acquisition of NoHo Commons.  The OPA requires the owner of NoHo Commons to maintain 115 of the units at below market rates as “affordable housing” for a period of 40 years commencing in 2008.  In return, the CRA provides the owner with a housing subsidy in the form of annual payments of approximately $2 million to be paid for 21 years commencing in 2008.  The CRA has the option to accelerate the timing of some or all of the annual payments.  If the CRA elects not to make or elects to reduce the housing subsidy then the number of affordable housing units will be reduced by calculating the number of affordable housing units which must be returned to market rate to replace the housing subsidy not paid.  After all of the housing subsidy has been funded, the owner must maintain the then-existing number of restricted units until 2048 without any subsidy payments from the CRA.

Burrough’s Mill Apartment Homes

On September 18, 2009, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Burrough’s Mill Apartment Homes, located in Cherry Hill, New Jersey (“Burrough’s Mill”), from an unaffiliated seller, SAF Burroughs Mill LLC, a Delaware limited liability company.  Burrough’s Mill is a 308-unit multifamily community located on an approximately 25.7-acre site with amenities, including but not limited to, a resort-style swimming pool, a fitness center and sauna, a tennis court and a business center.  As of September 13, 2009, Burrough’s Mill was approximately 95% occupied.

The purchase price for Burrough’s Mill was $40 million, excluding closing costs.  In connection with the acquisition, the BHMP CO-JV entered into a $26 million mortgage loan secured by Burrough’s Mill.  The loan is a fixed rate mortgage at an annual rate of 5.29%, maturing in September 2016.  Generally, we may prepay the loan without penalty within six months prior to maturity but may not otherwise prepay the loan without incurring a yield maintenance penalty.  The BHMP CO-JV funded the remaining $14 million of the purchase price with 55% of the cash provided by us and 45% provided by our BHMP Co-Investment Partner.  Our portion, in the amount of $7.7 million, was funded by us from proceeds of our initial public offering.